UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

HAWTHORN BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK - $1.00 PAR VALUE

(Title of Class of Securities)

420476103

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to   the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420476103	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS HAWTHORN BANK
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 111,535

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,535
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12.	TYPE OF REPORTING PERSON (see instructions) BK

Page 3 of 5 Pages

ITEM 1:               (a)          Name of Issuer:  Hawthorn Bancshares, Inc.

(b)          Address of Issuer's Principal Executive Offices:

132 East High Street

Jefferson City, Missouri  65101

ITEM 2:               (a)          Name of Person Filing:  This Schedule 13G is filed by the Hawthorn Bank (the "Bank").

(b)         Address of Principal Business Office or, if none, Residence:  The business address for the Bank is 132 East High Street, Jefferson City, Missouri  65101.

(c)          Citizenship: The Bank is a state, non-member, banking association organized under the laws of the State of Missouri.

(d)          Title of Class of Securities:  Common stock, par value $1.00 per share.

(e)          CUSIP No.:   420476103

ITEM 3:               If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

(b)          [ X ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

ITEM 4:               Ownership (as of December 31, 2018)

(a)          Amount beneficially owned:  111,535  shares.

(b)          Percent of class:  1.8%

(c)          Number of shares of which such person has:

(i)           sole power to vote or to direct the vote: 0 shares.

Page 4 of 5 Pages

(ii)          shared power to vote or to direct the vote:  0 shares.

(iii)         sole power to dispose or to direct the disposition of:  0  shares.

(iv)         shared power to dispose or to direct the disposition of:

111,535 shares.

ITEM 5:               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ]

ITEM 6:               Ownership of More than Five Percent on Behalf of another Person.

The shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation.

ITEM 7:               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8:               Identification and Classification of Members of the Group.

Not applicable.

ITEM 9:               Notice of Dissolution of Group.

Not applicable.

ITEM 10:             Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-1.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2019

HAWTHORN BANK

BY:	/s/ Daniel A. Renfrow
Daniel A. Renfrow
Vice President & Sr. Trust Officer